May 4, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ethema Health Corporation

Request for Withdrawal of Amendment to Form 1-A

Filed April 10, 2023 (SEC Accession No. 0001903596-23-000283/Commission File No. 024-12027)

Dear Sir or Madam: On April 10, 2023, Ethema Health Corporation (the “Company”) filed an Amendment to Form 1-A (Commission File No. 024-12027) (the “Amendment”) with the Securities and Exchange Commission (the “Commission”). The filing was incorrectly tagged as an amendment and it should have been tagged as a Post Qualification Amendment POS. Please note that attached hereto is both the amendment file withdrawal and the properly tagged POS file.

Thank you for your assistance in this request. If you have any questions regarding this letter or require any additional information, please do not hesitate to contact, by a telephone call or email.

Thank you.

Very truly yours,

Ethema Health Corporation

By:	/s/ Shawn Leon
Name: Shawn Leon Title: President